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                      [LETTERHEAD OF INTEREP APPEARS HERE]
                                                                    EXHIBIT 99.1

                                                        N E W S    R E L E A S E


                   INTEREP RAISES $5 MILLION THROUGH PRIVATE
                            PLACEMENT OF SECURITIES

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

NEW YORK -- May 8, 2002 -- Interep (NASDAQ: IREP), the largest independent sales and marketing company specializing in radio, the Internet and new media, today announced it has raised $5 million through a private placement of securities with a group of institutional investors including current shareholders.

The investors are receiving 50,000 units consisting of: 1 share of $100 face value, 4% pay in kind, Series A convertible preferred stock; together with 6.25 warrants. Each share of preferred stock is convertible into twenty-five shares of Interep's Class A common stock. Each warrant may be exercised within the next five years to acquire one share of Class A common stock at $4 per share.

"We are pleased to close this financing with such a well respected group of institutional investors," stated Ralph Guild, Chairman and CEO. "We believe this vote of confidence in the Company will benefit all our shareholders."

"As we have expressed on our last few conference calls, the additional funds will provide added working capital to compensate for the impact of the problems the media industry encountered in 2001," stated Bill McEntee, Vice President and Chief Financial Officer. "We have, and are continuing to, explore additional financing alternatives. In view of the current market conditions, we believe this transaction provides an excellent opportunity for continued growth at Interep and value for our shareholders."

About Interep:

Interep is the nation's largest independent advertising sales and marketing company specializing in radio, the Internet and complementary media, with offices in 21 cities. Interep is the parent company of ABC Radio Sales, Allied Radio Partners, Cumulus Radio Sales, D&R Radio, Infinity Radio Sales, McGavren Guild Radio, MG/Susquehanna, SBS/Interep, as well as Interep Interactive, the company's interactive representation and web publishing division specializing in the sales and marketing of on-line advertising, including streaming media. Interep Interactive includes Cybereps, Winstar Interactive and Perfect Circle Media. In addition, Interep provides a variety of support services, including: consumer and media research, sales and management training, promotional programs and unwired radio "networks." Clients also benefit from Interep's new business development team, the Interep Marketing Group. For more information, visit the company's website at www.interep.com.

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The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Interep's recent filings with the Securities and Exchange Commission.

For more information, visit the company's website at www.interep.com.
                                                     ----------------

Contact: Ralph Guild  (212) 916-0508

         Bill McEntee (561) 227-0601

               Or

         Mike Frank   (201) 659-0101   mike@mikefrankassociates.com
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